

September 26, 2013

Via E-mail
James M. Cracchiolo
Chairman and Chief Executive Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, Minnesota 55474

> **Re: Ameriprise Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-32525**

Dear Mr. Cracchiolo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 43

1. You state that the low interest rate environment has impacted earnings and that in addition to continuing spread compression in your interest sensitive product line, there is also potential for interest rate related impacts to DAC and DSIC amortization and the level of reserves, which could be material. Please provide us proposed disclosure to be included in your future periodic reports (in MD&A) that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay

due to products with guaranteed features is necessary to understand these effects, include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your proposed disclosure.

Consolidated Results of Operations, page 53

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 53

Expenses, page 54

2. On page 55, in your discussion related to the increase in benefits, claims, losses and settlement expenses, you state that the increase was primarily due to the market impact on variable annuity guaranteed living benefits. You also state that in 2012, the fair value of the variable annuity guaranteed living benefits liability decreased nearly $1 billion. Please revise your future filings to discuss the underlying drivers of the market impact on variable annuity guaranteed living benefits and how the change in the fair value of the variable annuity guaranteed living benefit liability contributed to the increase in benefits, claims, losses and settlement expenses given that a change in the liability could also be caused by the payout of such activity.

Results of Operations by Segment, page 55

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 55

Advice & Wealth Management, page 56

3. We note your table of changes in wrap account assets provided on page 57. In an effort to provide more clarity and transparency to your discussion of changes in net revenues, please supplement your disclosure in future filings to provide a table that summarizes the wrap accounts by asset type and provide a rollforward of such balances (i.e. identify your beginning assets, inflows and outflows, reinvestments, distributions, acquisitions, market appreciation (depreciation), and ending assets).

Assets Management, page 58

4. We note your disclosure that the revenues in the Asset Management segment are primarily earned as fees based on managed asset balances, which are impacted by market movements, net asset flows, asset allocation and product mix. We also note in your discussion beginning on page 54 for fluctuations in results of operations and net revenues that such fluctuations are driven by the mix and average of AUM. In an effort to provide more transparent disclosures regarding trends in revenues and expenses, please address the following:

- Supplement your table at the top of page 61 to disclose your average AUM by investment type (i.e. Equity, Fixed income, Money market, Alternative, and Hybrid and other).
- Provide a rollforward of your managed assets by asset type (i.e. identify your beginning assets, inflows and outflows, reinvestments, distributions, acquisitions, market appreciation (depreciation), and ending assets).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 88

Market Risk, page 88

5. Please explain to us, and revise your future disclosures to clarify, why guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB) are not sensitive to interest rate changes and as such not captured in the table on page 89 that presents your estimate of the impact on pretax income from an interest rate increase of 100 basis points.

Item 8. Financial Statements and Supplementary Date, page 94

Notes to Consolidated Financial Statements, page 102

Note 7. Reinsurance, page 128

6. Please revise your future filings to disclose the underlying activity for both short-duration and long-duration contracts in accordance with ASC 944-605-50-1.

Note 14. Fair Values of Assets and Liabilities, page 136

7. On page 141 in your valuation disclosure related to Investments, you state that Level 2 securities are based on a market approach with prices obtained from a third party-pricing services and Level 3 securities are typically based on a single non-binding broker quote. Tell us and expand your disclosure in future filings to clarify how you consider the illiquidity of certain investments (e.g. privately placed fixed income securities, mortgage loans, policy loans, limited partnership interests, collateralized debt obligations and restricted investments held by securitization trusts, among others) as discussed on page 29, in your determination of fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief